Exhibit 16.1

March 28, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC
20549 USA

Dear Sirs:

RE:       GULF UNITED ENERGY, INC.
              FILE REFERENCE NO. 000-52322

We are the former independent auditors for Gulf United Energy, Inc. (the "Company") and, as of March 27, 2007, we were dismissed as principal accountants of the Company. We have read Item 4.01 which is disclosed in the Company's Current Report on Form 8-K, which the Company expects to file with the Securities and Exchange Commission on or around March 29, 2007, and are in agreement with the statements contained therein, insofar only as they relate to our firm. We have no basis to agree or disagree with other statements of the Company contained therein.

Yours truly,

MORGAN & COMPANY

Chartered Accountants